Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



What is the Yieldstreet Prism Fund?

As a savvy investor, you joined Yieldstreet because you understand that access to wealth-creation opportunities is important. We've created the Yieldstreet Prism Fund to allow you to build your alternative portfolio by accessing fixed-income investments. You make one allocation spread across multiple asset classes that provide your portfolio with immediate diversification.[1]

Think of the Yieldstreet Prism Fund as your portfolio builder. Managed by Yieldstreet and will invest in cash flow-backed and asset-backed Yieldstreet opportunities.

Why is this exciting?

As an investor-first company, Yieldstreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to minimize downside risk more so than before.

The Fund opens investment strategies that traditionally have been difficult for retail investors to obtain access to. We believe this kind of access for individual investors is unprecedented. The Yieldstreet Prism Fund is available exclusively through the Yieldstreet platform.



How is the Yieldstreet Prism Fund different than current Yieldstreet offerings?

Unlike traditional Yieldstreet offerings, the Yieldstreet Prism Fund terminates at 48 months.[2]
Investors may potentially have the option for limited liquidity after 15 months.[3]
Important to note, when investing in the Fund, you're purchasing shares of a closed-end fund (CEF) that will invest across multiple assets. The value of your shares is then calculated using the fund's Net Asset Value (NAV) which is updated at least on a quarterly basis.

The process of investing in the Yieldstreet Prism Fund is different than previous Yieldstreet offerings. To read more about investing in the Yieldstreet Prism Fund, please visit What to Expect From the Yieldstreet Prism Fund.

The Yieldstreet Prism Fund also allows for the potential for limited investor liquidity that would not be possible with traditional single-asset offerings that are currently available on the Yieldstreet platform.[3] The Fund is a powerful way to provide immediate diversification to your portfolio and allows us to bring our investors a multi-asset solution to work as your portfolio builder.[1]

How exactly does it work? The Fund will work to source and invest in cash flow-backed and asset-backed opportunities. These opportunities are similar to what is traditionally offered on the Yieldstreet platform.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?
Where the Yieldstreet Prism Fund fits in the fund landscape

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.
If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[2]The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3]The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).

Yieldstreet Prism Fund FAQs



What is the duration and distribution rate of the Yieldstreet Prism Fund?

The Yieldstreet Prism Fund's annualized distribution rate is 7%. Distributions represent the quarterly payments you can expect to receive.[1]

Distributions are expected to be made quarterly, subject to the authorization of the Fund's Board of Directors. The Board of Directors has declared the Fund's initial quarterly distribution.

The Yieldstreet Prism Fund terminates in March 2024.[2]

Does the Fund offer me any liquidity?

In addition to the expected quarterly distributions, there may be the potential for optional liquidity starting around June 2021.[3]

Will you stop launching individual offerings?

Yieldstreet will not stop launching individual offers. Think of the Yieldstreet Prism Fund as your portfolio builder that allows you the ability to potentially diversify your portfolio[4]. The Yieldstreet Prism Fund is offered in addition to traditional Yieldstreet offerings, not a replacement.

Are there fees and expenses associated with the Fund?

The following fees and expenses are associated with the Yieldstreet Prism Fund, which will ultimately reduce the funds available for distributions to you as investors:

- Annual Management Fee: 1.0%[5]
- Annual Administrative Expense: Maximum of 0.50%[6]
- Estimated Annual Leverage Expense 0.25%[7]

Note that if part of the assets remain in cash or cash equivalents, such as money market funds, you will not be charged management fees or administrative expenses on those assets. For example, if 80% of the net assets in the Fund are invested, then only 80% of your investment will incur these fees.



What are the risks of investing in our shares?

Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should carefully consider the Risk Factors set forth in the prospectus before making an investment in the Fund's shares. If any of such events occur, the Fund's business, financial condition and results of operations could be materially and adversely affected. In such a case, the net asset value of the Fund's shares could decline, and you may lose all or part of your investment.

How am I notified of holdings within the Fund?

Holdings in the Fund are reported to regulators on a quarterly basis, within 60 days after the end of the quarter. This information will be available to investors.

Can I invest with a self-directed IRA or entity?

Only investor accounts that have a Yieldstreet Wallet will be eligible to invest. If you have a checkbook IRA with a Yieldstreet Wallet, you are able to invest. You are not able to invest with an IRA that does not have a Wallet or requires a custodian to invest via wire transfer.

Is there a minimum initial investment required?

Yes. You must purchase a minimum amount to invest in the Fund, which is currently $10,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of our shares must be in amounts of at least $1,000, except for additional purchases pursuant to our distribution reinvestment plan (DRIP).

Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?

Yes. If you are investing in the Yieldstreet Prism Fund, in order to submit an allocation request you must establish a Yieldstreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.



Where can I find updated information about the Fund?

Depending on the type of update, information may be communicated via email or in the Portfolio section of our website. Updated information can also be found on yieldstreetprismfund.com.

How often will the offering be available for investment?

The Yieldstreet Prism Fund is intended to be open for investment on a monthly basis and may also be available on a more regular basis going forward. Essentially, it is a continuous offering of the Fund's shares as permitted by federal securities laws.
To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Are investors in all 50 US states able to invest?

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Is the Fund fully invested?

All funds typically keep part of their assets in cash due to a variety of tax and regulatory requirements and to be able to invest when opportunities become available. This is especially the case during the ramp-up period of a fund where the cash raised that still needs to be deployed can represent a larger share of the fund's assets.

In the private equity space, you might have heard of the term "dry powder." That term refers to unspent cash waiting to be invested. These funds invest with a long-term mindset and it might take time to find the right opportunities after raising assets within the fund.

With the current global pandemic scenario in place, Yieldstreet is being particularly mindful when evaluating investment opportunities for the Fund as it expects many of the investments will remain in the Fund for the Fund's duration.

Investors should note that when cash is idle and not invested, it does not incur any kind of administrative or management fees or expenses.

For a fund where there is a set distribution rate, such as the Yieldstreet Prism Fund, it might lead to principal being returned through the quarterly distribution. You can decide to keep it or to reinvest it through the Fund's distribution reinvestment program (DRIP).

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Where the Yieldstreet Prism Fund fits in the fund landscape

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1] *As distributions may exceed our net earnings, distributions may be comprised of ordinary income, net capital gains, and/or a return of capital of your investment in the Fund.*

[2] *The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than March 2024. In the months leading up to March 2024, the Fund will opportunistically provide liquidity to the investors as it becomes available. It may take up to twelve months after the Fund's termination to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3] *The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[4] *The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[5] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.*

[6] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

[7] *We expect to mindfully utilize leverage to occasionally buy additional assets. The cost of this leverage is an expense that will be charged to the Fund but could potentially be offset by incremental returns from assets purchased with the leverage. The updated estimated expense of 0.25% assumes that we will utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.*

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are

not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).

What to Expect From the Yieldstreet Prism Fund



Yieldstreet is excited to announce the first product in an entirely new fund category for the platform—the Yieldstreet Prism Fund.

What's the goal of the Yieldstreet Prism Fund?

The Yieldstreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. Yieldstreet will manage the Fund and invest in fixed-income assets across multiple sectors.

When will the Fund terminate, and is liquidity an option?

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro-rata on a quarterly basis.[2]


Invest in the Yieldstreet Prism Fund
Build a fixed-income portfolio—investing across multiple Yieldstreet asset classes with a single allocation.
Learn more

What fees and expenses are associated with the Fund?

The proposed investment strategy for the Prism Fund allows the Fund the flexibility to rebalance assets throughout the duration of the Fund in order to maximize income generation. There are fees and expenses associated with the Fund:

- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense 0.25%[5]

Is the investing process the same?

The investing process for the Yieldstreet Prism Fund is different than that of Yieldstreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the Yieldstreet Prism Fund:
To invest in the Yieldstreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date.

There's an initial investment window. During this initial window, you must submit your total desired allocation for the Yieldstreet Prism Fund. However, funds will not be withdrawn from your Wallet at this time. All funds will be pulled from Yieldstreet Wallets once the investment window closes.

It will take a few days for funds to be invested. Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.



The value of your shares will be calculated regularly. The per-share value of the Fund will be calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.

Distributions for the Yieldstreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter.

We're excited for the Yieldstreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?

Where the Yieldstreet Prism Fund fits in the fund landscape

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[2]The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[3]The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

[4]The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

[5] This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.

Yieldstreet Prism Fund investment strategy



As the [Yieldstreet Prism Fund is a novel investment product](#) on our platform, many of our investors may wonder about the Fund's investment strategy. Here, we take a look at the Fund's objectives, management, lifecycle, and the types of investments that will be included.

What is the objective of the Yieldstreet Prism Fund?

The primary objective of the Yieldstreet Prism Fund is the generation of income through investment in loans, bonds, and other debt instruments. The Fund also aims to maximize the total return over the life of the Fund while simultaneously preserving capital within the Fund and managing the volatility of the assets over time.

How will the Fund be managed?

Yieldstreet, as the manager of the Fund, will bring a distinctive investment management strategy, as outlined below:

1. Yieldstreet Management (YM) will source what it believes to be attractive private credit investments, evaluate them, and then invest in them on behalf of the Fund. YM's senior investment professionals have over 80 collective years of experience.
2. The Fund, under YM, will invest in funds across different asset classes, such as art finance, commercial real estate, and other alternative asset classes in which Yieldstreet specializes.
3. YM will invest in credit investments that generally are either negotiated on a bespoke basis or purchased pursuant to a limited syndication arrangement.

4. YM will work to help ensure that the Fund complies with functional constraints and regulatory requirements. These will influence the composition of the Fund over its life.


Invest in the Yieldstreet Prism Fund
Build a fixed-income portfolio—investing across multiple Yieldstreet asset classes with a single allocation.
Learn more

What is the lifecycle of the Fund?

The Yieldstreet Prism Fund has certain constraints during different stages of the Fund's lifecycle. Here are the phases the Fund will go through throughout its life:
Ramp Phase
During the ramp phase, certain Fund constraints have heavier weight and limitations on YM's ability to deploy capital. In addition to this, the current situation created by the coronavirus pandemic has generated uncertainty, and we're reviewing each investment opportunity judiciously.
Despite the distributions and liquidity events, the Fund's goal is to generate long-term value for its shareholders. We believe the current environment requires a heightened level of patience to fully capture the potential opportunities created by the moment.

In the meantime, tradable securities may be used as part of the portfolio mix to minimize cash drag and provide portfolio diversification[1] while YM prudently selects and invests in appropriate private credit investments that YM believes have the potential to help meet the Fund's objectives. During the ramp phase, however, the Fund may invest in tradable securities that could comprise up to 50% or more of the Fund. The purpose of investing in tradable assets would be to reduce cash drag as we source more private credit investments in which the Fund can invest. Post ramp phase, this percentage is expected to drop to 10-20% but may be more for tax or regulatory reasons or while YM is selecting appropriate investments.
When deciding what tradable securities should be included in the Fund, YM considers the following:

1. Price volatility of the securities and how much it could impact the NAV of the Fund
2. Yield-to-maturity
3. Liquidity or the ability to sell the position when required
4. The ability to trade small positions to match needs

YM has identified tradable securities currently yielding more than money market funds while meeting these considerations and also satisfying our short-term investment horizon for these types of securities. Two examples of the types of tradable securities that may be included in the Fund are bank preferred stocks and mortgage bonds. While there may be higher-yielding securities, they generally require an investment horizon longer than we intend for the liquid assets held by the Fund.

The ramp phase will progressively end when the Fund reaches a certain size and when holding a diversified portfolio of illiquid investments is possible[1].

Investment Phase

During the investment phase, we expect that illiquid investments will comprise the majority of the Fund's allocation, approximately 85% to 90% of the Fund's assets. The remainder will be in liquid, tradable securities, or cash intended to cover the Fund's liquidity needs for shareholder distributions and upcoming illiquid investments.

Some of the investments may amortize or mature, leading to new investments being made in the Fund.

End of Life Phase

During the end of the Fund's life, as illiquid investments amortize and tradable securities are sold, principal will be returned to investors.



What kind of illiquid investments could go into the Fund?

The illiquid investment space is [likely to top $1 trillion this year according to one estimate](#). [Alternative investments present a potential growth opportunity for advisers](#). While the illiquid investment space is huge, Yieldstreet has focused primarily on finding opportunities in asset classes such as litigation financing, commercial and residential real estate, marine financing, and art financing, as well as opportunities in a range of commercial and consumer spaces.

Why is the Yieldstreet Prism Fund strategy attractive to investors?

There are several reasons why the Yieldstreet Prism Fund's strategy might work well for investors:

1. [Private markets typically provide higher yields when compared to traditional fixed income markets](#).
2. The Yieldstreet Prism Fund provides individual investors with access to types of investments that were previously only available to institutional investors.
3. With this Fund, investors have the potential to gain access to alternative asset classes while avoiding single deal exposure.

4. Investing in the Fund can help provide diversification to your portfolio in order to create a steady stream of current income with a possible upside dividend every year.[1]

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. You can also visit our FAQs for more information on the Fund.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?
Where the Yieldstreet Prism Fund fits in the fund landscape

If you have additional questions regarding the Yieldstreet Prism Fund, please reach out to us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota, or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

[1]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or

article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website (or article contained therein).

The Yieldstreet Prism Fund Distribution Rate Explained



The Yieldstreet Prism Fund (the "Fund") will make payments based on a distribution rate, which is different from quarterly interest payments paid from most of Yieldstreet's other asset class offerings. We want to make sure that the Yieldstreet Prism Fund's distribution rate process is completely transparent. For more information, please view a detailed breakdown below.
But, before we dive into the Yieldstreet Fund's distribution rate, let's first take a closer look at distribution rates in general.

What is the distribution rate?

Shareholders of a Closed-End Fund, such as the Yieldstreet Prism Fund, are typically paid dividends on a quarterly basis. We've set the rate of payment with the goal of creating a predictable quarterly distribution. We call this the Yieldstreet Prism Fund's distribution rate.

What is the Yieldstreet Prism Fund distribution rate and policy?

As noted on the Fund's offering page, the Yieldstreet Prism Fund's annualized distribution rate is 7%[1]. Distributions are expected to be made quarterly, subject to the authorization of the Fund's board of directors. The board has declared the Fund's initial quarterly distribution.

The aim of the Yieldstreet Prism Fund is to provide its shareholders with quarterly distributions. If the Fund did not earn enough interest in the prior quarter to support the declared distribution, the difference would be made up of a return of the shareholder's principal.

How exactly would this work? Say the Fund earned 1.5% (6% annualized) in the prior quarter, net of fees. In the quarterly distribution, shareholders of the Fund would receive a 1.5% distribution and then, in addition, would have 0.25% of their principal returned to meet the predetermined 1.75% (7% annualized) distribution rate.

If my principal is returned do I still pay fees and expenses? No. If your principal, or a portion of your principal, is returned you will not pay either the 1% Annual Management Fee[2], the 0.5% Annual Administrative Fee[3], or the 0.25% Estimated Leverage Expense[4], on that portion of your capital. This is known as a "non-destructive return of capital." At Yieldstreet, we don't believe an investor should have to pay to receive their return of capital.

What if the Fund earns more than the distribution rate? In a scenario where the Fund earns greater than 7% annualized, net of fees, the excess would remain in the Fund. As a Closed-End Fund is required to distribute 90% of its earnings on an annual basis, we may choose to pay out a special dividend at the end of the year. As the Fund and its investments eventually terminate, the balance of the Fund will be distributed back to shareholders.



Can I reinvest my distributed dividends?

As mentioned above, the Fund will distribute dividends, as opposed to interest. Shareholders in the Yieldstreet Prism Fund will have the opportunity to compound their earnings by reinvesting their dividends. When a shareholder chooses to reinvest dividends, this means that the dividend payments are automatically used to purchase additional shares of the Yieldstreet Prism Fund. There are a few different reasons shareholders may want to reinvest their dividends:

It's free with the Yieldstreet Prism Fund

When you reinvest your dividends with the Yieldstreet Prism Fund, the transaction is free. Shareholders are not charged a fee for reinvesting their dividends back into the Fund.

Your Earnings Compound

Just like compounding interest when it comes to your bank account, reinvesting your dividends allows your earnings to compound. In this situation, you are essentially earning 7%[1] from not only your initial principal, but also from your dividends. Finally, reinvesting your dividends enables you to potentially grow your wealth faster by decreasing cash drag in your investment portfolio.

Tax Efficiency

Another reason shareholders might want to reinvest their dividends is tax efficiency. Due to its tax status, the Yieldstreet Prism Fund is not taxed at the corporate level, so only the investor's distributions are taxed. As a result, the investor avoids double taxation, which is common with corporate stocks. In addition, investing in the Fund with your Yieldstreet IRA will enable you to either defer (Traditional IRA) or avoid (Roth IRA) tax on these earnings.

For additional information on the Yieldstreet Prism Fund please reference: [What is the Yieldstreet Prism Fund](#)? Or read our [Yieldstreet Prism Fund FAQs](#).

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the [prospectus](#), available for download on this page.

If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

[What is the Yieldstreet Prism Fund?](#)
[What to Expect From the Yieldstreet Prism Fund](#)
[Yieldstreet Prism Fund investment strategy](#)
[What is Net Asset Value (NAV)?](#)
[Yieldstreet Prism Fund FAQs](#)
[What is a Distribution Reinvestment Plan (DRIP)?](#)
[Where the Yieldstreet Prism Fund fits in the fund landscape](#)

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska, North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska, North Dakota at this time.

[1] *Reflects the initial quarterly distribution declared by the board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore a portion of our distributions may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*

[2] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.*

[3] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

[4] *This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.*

What is Net Asset Value (NAV)?



We're excited about the launch of the Yieldstreet Prism Fund, the first product in an entirely new fund category for Yieldstreet. With the Yieldstreet Prism Fund comes a few logistical changes that you may not be familiar with from previous offerings. Unlike typical Yieldstreet offerings, when investing in the Yieldstreet Prism Fund, you're purchasing shares in what is known as a closed-end fund (CEF).

For the Yieldstreet Prism Fund, we'll be using what is known as Net Asset Value (NAV) to calculate the per-share value of the Fund. Let's take a closer look at NAV, how it is used, and how it will relate to the Yieldstreet Prism Fund.

How is NAV determined?

NAV is determined by dividing the difference between a fund's total assets and liabilities by the number of existing shares. Liabilities in the case of the Yieldstreet Prism Fund could consist of the fund borrowing on its own behalf or borrowing against an individual asset or a portfolio of assets.

As a formula, NAV is represented as:

NAV = (Assets – Liabilities) / Total number of outstanding shares

For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened to raise additional capital.[1]



What's the difference between a share price and a NAV?

A share price is what people buy and sell shares for on an open market. For example, when you purchase stock in a company, the share price of a stock may rise and fall continuously throughout the day. The NAV price of a fund, however, is the per-share value of a fund's net assets (minus its liabilities) and is not continuously recalculated throughout the day.
As stated previously, for the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis.

Why will the NAV of the Yieldstreet Prism Fund matter going forward?

NAV is essentially the value at which investors can buy or sell shares of the Fund. For the Yieldstreet Prism Fund, shares won't be traded on an open market, therefore the NAV will be calculated as the fair value for the Yieldstreet Prism Fund, allowing investors to purchase or sell shares from the Fund at the determined NAV price. Because the NAV will include accrued interest, the timing of distribution payments has the potential to affect the NAV.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
Yieldstreet Prism Fund FAQs
What is a Distribution Reinvestment Plan (DRIP)?
Where the Yieldstreet Prism Fund fits in the fund landscape

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. Still have additional questions regarding the Yieldstreet Prism Fund? Read our post on What to Expect From the Yieldstreet Prism Fund or email the Yieldstreet Team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or, North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

[1]We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.

Where the Yieldstreet Prism Fund fits in the fund landscape



Funds are a common investment product, however, there are many types or varieties that can cater to the different needs and goals of investors. Here we clarify what funds are, how they work, the potential benefits for investors who invest in them, and certain considerations they should make when investing in funds.

What is an investment fund?

Broadly speaking, an investment fund is a supply of money that has been pooled from many investors and then used collectively to buy securities—securities being financial instruments that hold value, such as stocks, bonds, and loans. They also give participating investors full ownership and control of their shares. Funds may provide investors with access to a broader selection of investment opportunities when placing a single allocation. Additionally, funds may offer investors the added advantages of fund management expertise, lower fees, and access to investments that would not be available to them otherwise. Earlier this year, our investor-first approach at Yieldstreet led us to launch a novel and innovative fund product of our own, the [Yieldstreet Prism Fund](#).

Open-end vs. closed-end funds

Open-end funds issue new shares as investors contribute money to the fund and retire the shares when investors redeem from the fund. Shares in mutual funds, which are open-end funds not traded on exchanges, are priced based on the net asset value (NAV) of the fund's portfolio of securities. However, exchange-traded funds, commonly known as ETFs, which are also a kind of open-end fund, are traded on exchanges like stocks.
Closed-end funds (CEFs) are more like stocks if they are traded on public exchanges, in which case they will issue a fixed number of shares that are traded on such exchanges. Although a NAV is calculated for closed-end funds, investors who buy or sell closed-end fund shares that are traded on public exchanges transact at market prices based on investor supply and demand, similar to a stock. CEFs may also be private funds that are not listed on an exchange. Although the Yieldstreet Prism Fund (the "Fund") is a CEF, its shares are not traded publicly on an open market. Therefore, the transactions in the Fund will be carried out at its NAV, allowing investors to purchase shares from the Fund at the determined NAV price.


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Active vs. passive funds

Actively-managed funds
Simply put, active funds are actively managed by a fund manager or a team of fund managers. Managers are meant to bring a level of skill, create a hands-on management system, and use their best judgment and experience to decide in which opportunities to invest, what amount to invest in each opportunity, and when to make these investments in an effort to maximize the fund's return on investment.

Passively-managed funds
Passive funds, also known as tracker funds, aim to mimic the performance of market indices such as the S&P 500 Index or the Dow Jones Industrial Average Index. Tracker funds seek to buy and sell shares of the underlying issuers of the market index in generally the same proportion as the market index they are designed to follow.



How do funds work?

Essentially, funds allow the investor to take a hands-off approach as they have no say in how the fund's assets will be invested. While this can be advantageous to investors, investors must take certain steps before investing in a fund. Investors should conduct thorough research to make sure that a fund's objective, strategy, risks, fees, and other pertinent factors are aligned with their own. Fund managers are tasked with overseeing the fund's investment strategy, deciding which securities will be included in the fund's portfolio, how much of each security to hold, and when to buy or sell securities for the fund.

The Yieldstreet Prism Fund, for example, is actively managed by Yieldstreet Management, LLC ("YM"). YM is made up of a team of experienced senior investment professionals who source what they believe to be attractive investments in Art Finance, Commercial Real Estate, and other alternative asset classes that fall within their area of specialization. YM will evaluate any potential investments and advise as to the investments to be purchased by the Fund. Additionally, YM undertakes efforts to help ensure that the Yieldstreet Prism Fund complies with its investment guidelines and regulatory requirements. You can learn more about the investment strategy behind the Yieldstreet Prism Fund here.



Who can invest in funds?

Some funds are easier to acquire than others. If you have enough funds to afford to acquire shares of a mutual fund or ETF, you can easily purchase the shares because they are publicly offered.

The Yieldstreet Prism Fund is open to [accredited investors](#) and is now the first Yieldstreet investment product that is also open to self-verified accredited investors. The Fund was initially only configured for accredited investors who had completed YM's accreditation process related to other Yieldstreet products being made available to them. In keeping with Yieldstreet's goal to make the Fund available to a broader range of investors, the Fund is now also open to self-verified accredited investors and we anticipate the Fund may eventually be able to accept investments from non-accredited investors.

The potential benefits of investing in funds

Funds have several benefits that make them good potential investments:

1. Funds are professionally managed. Investors who may not have the time or resources to buy individual securities may consider funds as they tend to have dedicated fund managers who analyze current and potential holdings for the fund.

2. [Funds may help provide diversification to an investor's portfolio](#). Funds may hold investments across a range of companies, industry sectors, regions, or types of assets, which could help in providing the potential benefits of diversification to the fund's investors. Investors in funds can have access to a variety of individual stocks or bonds through the funds' portfolios, which is arguably more difficult to accomplish when selecting and investing in individual securities outside of a fund.

3. A potential diversification benefit from an investment in funds is that funds may spread risk so that potential losses in one area may be offset by potential gains in another. [The Yieldstreet Prism Fund allows investors to invest across multiple asset classes with a single allocation](#), thereby introducing the potential for an investor to add diversification to their portfolio with one investment in the Fund.[1]

4. Funds may also lower the barriers to investing by providing access to other markets or investments to which individual investors may not be able to access on their own. The Yieldstreet Prism Fund offers investors access to various alternative asset classes managed by YM.



The potential risks of investing in funds

All investments have exposure to some risks and funds are no exception. Here are some of the risks associated with investing in a fund product:

1. Illiquidity risk- The liquidity imbalance that can occur between funds and their shareholders is an underappreciated risk. One of the potential drawbacks investors might anticipate when investing in a fund is illiquidity. In certain funds, investors are unable to control when they can redeem their shares for cash. This is typical of hedge funds and CEFs. Learn more about the difference between liquid and illiquid assets here. The Yieldstreet Prism Fund, however, takes its shareholders' need for liquidity into

consideration. Yieldstreet anticipates that the Fund will offer its shareholders optional liquidity from the Fund starting around June 2021.[2]

2. Market risk- Market risk can affect any kind of investment, funds included. It is the possibility that factors that affect the overall performance of financial markets can also affect a given financial instrument. The Yieldstreet Prism Fund was launched immediately before the coronavirus pandemic hit the global economy, causing widespread market volatility. As this was prior to the ramp phase of the Fund, YM was able to make carefully considered decisions concerning the holdings of the Fund. Currently, the Fund holds investments in art and real estate with a legal investment expected to be added soon.

3. Interest rate risk- This is the impact that changes in interest rate levels can have on funds. Funds that have a portfolio with a significant allocation to fixed income assets typically may be more exposed to this type of risk when interest rates change.

4. Credit risk- This is the risk that the principal and interest owed to the lender in an investment may not be received because the borrower fails to repay the loan. Credit risk for the investments held in the Yieldstreet Prism Fund is managed through various ways, such as ensuring that there is enough collateral to cover the debt, ensuring that there is enough cash flow to pay off the debt, or insurance to protect the principal.

The risk factors for investing in the Yieldstreet Prism Fund are set forth in the Fund's prospectus which can be downloaded here. Investors must carefully consider, among other things, such risks before investing.



Fees

As you might imagine, there are costs associated with investing in funds. All funds charge fees. ETF fees are generally on the lower side. For example, the S&P 500 Index-tracking ETF SPY has an expense ratio of 0.0945%. Other kinds of funds may charge higher fees. Certain hedge funds, which are typically only offered to institutional or accredited investors, have an industry-standard fee which is typically 2% of the fund's net assets as a management fee as well as an additional 20% of each investor's net profits for each calendar year.

The Yieldstreet Prism Fund, like other funds, charges fees, however, the fees are generally lower than what is typically charged by hedge funds. The fees that come with investing in the Fund include:

- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense: 0.25%[5]

Investors looking for viable investment options might consider purchasing shares in a fund. However, as with any investment, they must thoroughly research how the fund operates, what it invests in, who manages it, and what their track record is like. Also, investors should carefully consider factors such as options for liquidity, the fund's risk characteristics and the fees associated with making the investment.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Yieldstreet Prism Fund FAQs

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page. You can also visit our FAQs for more information on the Fund.

If you have additional questions regarding the Yieldstreet Prism Fund, please reach out to us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[2]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[3] *The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.*

[4] *The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

[5] *We expect to mindfully utilize leverage to occasionally buy additional assets. The cost of this leverage is an expense that will be charged to the Fund but could potentially be offset by incremental returns from assets purchased with the leverage. The estimated expense of 0.25% assumes that we will utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.*

What is a Distribution Reinvestment Plan (DRIP)?



Your fund distributions could be doing a lot more of the heavy lifting for your portfolio right now. Today, we'll be talking about a little-known tool called a "DRIP" that you can use to leverage your distribution income with the goal of earning increased returns.

Introduction to distribution reinvestment plans (DRIPs)

[Distribution reinvestment plans, or DRIPs](), are unique programs that let investors automatically reinvest distributions back into an underlying investment. Instead of receiving the recurring payments, the cash immediately goes back into the fund and is added to the principal. As we'll discuss, this has the potential to be a powerful investment tool.

Fund DRIPs might fall under-the-radar, but they're nothing new. They're closely related in structure to the more recognizable [dividend reinvestment plans (also called DRIPs)]() that many stocks and mutual funds offer.

The core concept is very similar–whether it's a stock, mutual fund, or a closed-end fund, you'll have the opportunity to reinvest distributions back into the investment that created them. And now.

If you've invested, or are thinking of investing, in the [Yieldstreet Prism Fund, you will also have the opportunity to enroll in the Fund's DRIP](#), allowing you to put your distributions right back into your investment in the Fund.

Why you should consider a DRIP

So what's the big deal? Well, while it may be true that each distribution isn't a huge windfall on its own, collectively the distributions can make a big difference when reinvested consistently over a longer period of time. Let's explore why DRIPs can be so compelling.

DRIPs harness the power of compounding returns. This one concept can be a powerful tool available to investors. Reinvested distributions and dividends can increase the size of invested principal on which future distributions are based. This can create a virtuous cycle that has the potential to supplement an investment over the long-term.

Using the Yieldstreet Prism Fund as an example and assuming an annual distribution rate of 7%[1], let's say you invest the Fund's minimum of $10,000 and elect to participate in the Fund's DRIP program. The Fund would distribute to you $175 in the first quarter. As the table below illustrates, reinvesting that first $175 can increase the second dividend payment by more than $3. By the end of the year, the quarterly dividend payments have increased by nearly $10, and the value of the principal investment has increased by more than $700.

Quarter	Income	Principal value
1	$175.00	$10,175,00
2	$178.06	$10,353.06
3	$181.18	$10,353.06
4	$184.35	$10,718.59

DRIPs automate your investing. This can be a huge plus for those who would rather not spend all of their time staring at their portfolio. Buy-and-hold investing can be a passive exercise and DRIPs can help make it easier to grow your investment position without having to lift a finger.

Rather than having to keep refreshing your Yieldstreet Wallet while waiting for a distribution to appear, the cash distribution will be put to work in the background by being reinvested into the Fund.

This is even more important if you've ever let distributions sit idly in your account for any period of time. That's cash that otherwise could have been deployed immediately through the DRIP.

Why DRIPs aren't for everyone

Despite their advantages, DRIPs come with a few drawbacks to consider before you jump in. First and foremost, you won't be able to collect your distributions as income. If you anticipate relying on this income to cover any expenses, then it may be more reasonable to have your Fund distribution deposited to your Yieldstreet Wallet.

By that same token, if you were planning on investing your distributions in other assets, a DRIP will prevent you from doing this. For Yieldstreet investors, this means that your investments may become more concentrated within the Yieldstreet Prism Fund over the life of the Fund.

[You will also still have to pay taxes on reinvested distribution income](). In the eyes of the IRS, it doesn't matter what you choose to do with your cash. They only care about the fact that you received a distribution, which means that cash reinvested with the DRIP will still be considered a component of your taxable income for that fiscal year. This is something to plan for so that you don't get hit with an unexpected bill from Uncle Sam.

Finally, with any DRIP program, it's important to stay organized from a bookkeeping perspective. Yieldstreet will help you track any DRIP transactions made through the Yieldstreet Prism Fund. Just remember to maintain oversight of your records, in case you need them at some point for any income and tax-related questions that may come up down the road.



To DRIP or not to DRIP

As long as you don't need your distribution income right now, DRIPs can be a powerful tool to potentially drive increased overall portfolio returns. They can be a cost-effective and time-efficient mechanism to compound your existing investments over a longer time horizon. That's why so many investors over the years have taken advantage of these types of reinvestment structures. You're putting your cash right back to work for you. This is the essence of investing.

Ultimately, the decision to use a DRIP will come down to what your personal investment goals are. If you can live without the distributions for now, then you should carefully consider this tool as a way to automate and simplify your investing process.

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:
What is the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?

[1] *Reflects the initial quarterly distribution declared by the Fund's board of directors on January 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. The board of directors approved a quarterly distribution of $0.0175 per share, which would equate to a 7% annual distribution based on the initial offering price of $10 per share.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing.

The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.